EXHIBIT 99.1
                                                                    ------------



NEWS RELEASE
FOR IMMEDIATE RELEASE
MARCH 1, 2004
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ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE MARCH 2004 INCREASE TO THE
ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, MARCH 1, 2004 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.52099 to 1.53618. Such increase will be effective on March 15, 2004.

The following are the details on the calculation of the Exchange Ratio:

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                                                                                                              EXCHANGE
RECORD DATE OF ARC   OPENING     ARC ENERGY       10 DAY WEIGHTED     INCREASE IN   EFFECTIVE DATE OF THE     RATIO AS
   ENERGY TRUST     EXCHANGE       TRUST         AVERAGE TRADING       EXCHANGE     INCREASE IN EXCHANGE          OF
   DISTRIBUTION       RATIO     DISTRIBUTION     PRICE OF AET.UN         RATIO **           RATIO             EFFECTIVE
                                  PER UNIT     (PRIOR TO THE END OF                                              DATE
                                                    THE MONTH)
============================================================================================================================
February 29, 2004   1.52099        $0.15             15.0203           0.01519        March 15, 2004           1.53618

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

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
         Telephone: (403) 503-8600                      Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9